BD

137

02018177

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2002

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-26064

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPC Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Second Floor - 8525 East Orchard Road
(No. and Street)

Greenwood Village, CO 80111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Elder (7T2) [303] 737-4344
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

Suite 3600 (Address) 555 Seventeenth Street (City) Denver, CO (State) 80202-3942 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3-15-02

OATH OR AFFIRMATION

I, Glen R. Derback, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NPC Securities, Inc., as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

G. R. Derback
Signature

Treasurer
Title

Bobbi Hankins
Notary Public

My Commission Expires May 13, 2003

BOBBI HANKINS
Notary Public
State of Colorado

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL PLAN COORDINATORS SECURITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
National Plan Coordinators Securities, Inc.
Greenwood Village, Colorado:

We have audited the accompanying financial statements of National Plan Coordinators Securities, Inc. (the Company), a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company, for the years ended December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of National Plan Coordinators Securities, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of National Plan Coordinators Securities, Inc. as of December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied to our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 12, 2002

NATIONAL PLAN COORDINATORS SECURITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash	$ 604,296	$ 698,152
Taxes receivable due from parent	178,176	
Other assets	1,654	1,682
TOTAL	784,126	$ 699,834
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses		$ 149
Due to affiliates	$ 41,335	
Taxes payable due to parent		271,763
Total current liabilities	41,335	271,912
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY (Note 3):		
Common stock, no par value, 5,000 shares authorized, issued and outstanding	5,000	5,000
Retained earnings	737,791	422,922
Total stockholder's equity	742,791	427,922
TOTAL	$ 784,126	$ 699,834

See notes to financial statements.

NATIONAL PLAN COORDINATORS SECURITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES – securities commissions	524,544	$ 662,332
EXPENSES – general and administrative	40,130	46,105
NET INCOME BEFORE INCOME TAXES	484,414	616,227
PROVISION FOR INCOME TAXES - current	169,545	215,694
NET INCOME	314,869	$ 400,533

See notes to financial statements.

NATIONAL PLAN COORDINATORS SECURITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE, JANUARY 1, 2000	5,000	$ 5,000	$ 232,389	$ 237,389
Net income			400,533	400,533
Dividends paid			(210,000)	(210,000)
BALANCE, DECEMBER 31, 2000	5,000	5,000	422,922	427,922
Net income			314,869	314,869
BALANCE, DECEMBER 31, 2001	5,000	$ 5,000	$ 737,791	$ 742,791

See notes to financial statements.

NATIONAL PLAN COORDINATORS SECURITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES:		
Net income	$ 314,869	$ 400,533
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Loss on disposal of furniture and equipment		10,806
Changes in operating assets and liabilities:		
Tax due (from) to parent	(449,939)	215,694
Due to affiliates	41,335	
Other assets	28	68,821
Accounts payable and accrued expenses	(149)	(15,851)
Net cash (used in) provided by operating activities	(93,856)	680,003
FINANCING ACTIVITIES - dividends paid	-	(210,000)
Net cash used in financing activities	-	(210,000)
NET (DECREASE) INCREASE IN CASH	(93,856)	470,003
CASH, beginning of year	698,152	228,149
CASH, end of year	$ 604,296	$ 698,152
Cash paid during the period for income taxes	$ 619,484	-

See notes to financial statements.

NATIONAL PLAN COORDINATORS SECURITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. ORGANIZATION

Organization – National Plan Coordinators Securities, Inc. (NPC) is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (GWL&A), an insurance company domiciled in Colorado. GWL&A is a wholly-owned subsidiary of GWL&A Financial, Inc., a holding company.

NPC acts as a broker/dealer and is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that NPC's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash – Cash includes only amounts in demand deposit accounts.

Income Taxes - The Company is included in the consolidated income tax return of GWL&A Financial, Inc. Income taxes are recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered.

Commissions Revenue – Commissions are recognized on a trade-date basis as securities transactions occur.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Customer Risk – The Company provides broker/dealer services to customers of GWL&A. Approximately 90% of security commissions, for the year ended December 31, 2001, originated from one customer (See Note 4).

Certain reclassifications have been made to the 2000 financial statement to conform to the 2001 presentation. This change in classification has no affect on previously reported stockholder's equity or net income.

3. STATUTORY REQUIREMENTS

National Plan Coordinators Securities, Inc. acts as a non-clearing broker/dealer and is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The rule requires minimum net capital of 6-2/3% of aggregate indebtedness, or $25,000, whichever is greater, and the rule prohibits withdrawal of equity capital or payment of dividends if aggregate indebtedness exceeds 1,000% of net capital. At December 31, 2001, National Plan Coordinators Securities, Inc. had net capital of $742,791, which was $717,791 in excess of its required net capital of $25,000. Aggregate indebtedness at December 31, 2001 was $41,335 and the ratio of aggregate indebtedness to net capital was .06 to 1.

4. RELATED PARTY TRANSACTION

During 2001, the Company requested customers to approve the assignment of their agreements from NPC to BenefitsCorp Equities Inc. (BCE), an affiliated company. All agreements have been assigned from NPC to BCE as of 12/31/01.

NATIONAL PLAN COORDINATORS SECURITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

TOTAL STOCKHOLDER'S EQUITY	$	742,791
NET CAPITAL	$	742,791
AGGREGATE INDEBTEDNESS	$	41,335
MINIMUM NET CAPITAL REQUIRED	$	25,000
EXCESS NET CAPITAL	$	717,791
EXCESS NET CAPITAL AT 1,000%	$	738,658
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.06:1

There were no material differences between the computation for determination of net capital, net capital requirement and aggregate indebtedness, as compared above and as reported by National Plan Coordinators Securities, Inc. in Part IIA of Form X-17a-5 as of December 31, 2001.

NATIONAL PLAN COORDINATORS SECURITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

EXEMPTIVE PROVISION
UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
National Plan Coordinators Securities, Inc.

In planning and performing our audits of the financial statements of National Plan Coordinators Securities, Inc. (the Company), a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company, for the year ended December 31, 2001 (on which we have issued our report dated February 12, 2002) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 12, 2002

NATIONAL PLAN COORDINATORS SECURITIES, INC.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

(SEC I.D. No. 8-26064)
Financial Statements and Supplemental Schedules
For the Years Ended December 31, 2001 and 2000
and Independent Auditors' Report and
Supplemental Report on Internal Control

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.